COHEN & STEERS REAL ESTATE OPPORTUNITIES AND INCOME FUND

1166 Avenue of the Americas, 30th Floor

New York, New York 10036

June 2, 2025

VIA EDGAR

Jeffrey Long

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:  Sarbanes-Oxley Review of Cohen & Steers Real Estate Opportunities and Income Fund (Investment Company Act File Number 811-23720)

Dear Mr. Long:

Thank you for your telephonic comments provided on May 6, 2025 regarding your review of the annual Form N-CSR filing and related website disclosures of the above-mentioned fund (the “Fund”). Your comments are summarized below to the best of our understanding, followed by the Fund’s responses.

1.

Comment: The Fund’s financial highlights contained in its Form N-CSR and its website disclose the ratio of expenses to average daily managed assets. Please consider removing this disclosure because this ratio is not actually borne by the Fund’s shareholders.

Response: We respectfully acknowledge this comment and while we believe that this ratio is relevant to shareholders because it shows the ratio of expenses to the measure of the Fund’s assets that is used to calculate the amount of the Fund’s investment advisory fee, we will remove it.

2.

Comment: The Fund’s website lists the managed expense ratio before the common expense ratio. The common expense ratio should be given greater prominence because it better reflects the expenses that are actually borne by the Fund’s shareholders.

Response: We will update the Fund’s website so that the common expense ratio is disclosed before the managed expense ratio.

3.

Comment: The Fund’s asset coverage ratio appears to be below 300%. Please confirm supplementally that the Fund is in compliance with Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”), and whether the Fund declared any dividends when the asset coverage ratio was below 300% in violation of Section 18(a)(1)(B) of the 1940 Act.

Response: We note that the Fund’s leverage consists exclusively of a privately arranged bank loan and therefore, under Section 18(g) of the 1940 Act, is not considered a “senior security” for the purposes of Sections 18(a)(1)(B) and (C) of the 1940 Act. The Fund confirms that it had an asset coverage ratio of at least 300% immediately after the loan was made as required by Section 18(a)(1)(A) of the 1940 Act.

4.

Comment: Based on the Schedule of Investments included in the Fund’s Form N-CSR, it appears that the Fund’s portfolio was diversified as of December 31, 2024. Because the Fund is a non-diversified company, it will become a diversified company if it operates as a diversified company for three years and will not be able to change its status to that of a non-diversified company without a shareholder vote.

Response: We respectfully acknowledge this comment and note that that the Fund continues to be a non-diversified company. We acknowledge that, if the Fund were to operate as a diversified company for three years, it will become a diversified company and will not be able to revert to non-diversified status without a shareholder vote.

*   *   *   *   *

Should members of the Staff have any questions or comments regarding the responses herein, they should call the undersigned at 212.796.9391.

Very truly yours,

/s/ Albert Laskaj

Albert Laskaj
Chief Financial Officer

cc:	Dana DeVivo, Cohen & Steers
Francis Poli, Cohen & Steers
Adam Derechin, Cohen & Steers
James Giallanza, Cohen & Steers
Stephen Murphy, Cohen & Steers
Michael Doherty, Ropes & Gray LLP